UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2009            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated October 6, 2009

2.

News Release dated October 15, 2009

3.

News Release dated November 4, 2009

4.

News Release dated November 5, 2009

5.

News Release dated November 9, 2009

6.

Interim Financial Statements for the period ended September 30, 2009.

7.

Management Discussion and Analysis

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: December 8, 2009	By: /s/ Simon Ridgway Simon Ridgway President and Director

news

October 6, 2009

Update on Tambor Gold Mine Project, Guatemala

Vancouver, Canada: Ralph Rushton, VP Corporate Development of Radius Gold Inc. (TSX-V: RDU), is pleased to provide an update on the Company’s Tambor gold project in Guatemala.  Good progress has been made by Radius’s partner, Kappes, Cassidy & Associates (KCA), who reports that planning and engineering are well underway to put Tambor into production.

Simon Ridgway, the President of Radius, said: “Our partner, KCA, is making excellent progress in the engineering and development of our Tambor project.  Much of the required plant has already been purchased and mine planning is well underway.  We are now looking forward to commissioning the mine in 2010.”

Radius has a production agreement with Kappes, Cassiday & Associates to develop the Tambor Gold Project into a 150 tonne per day gold mine, targeting production next year.  The Tambor Gold Project is a grass roots Radius discovery with mineralization present in mesothermal quartz veins, hosted within greenstones and phyllites.

Milling Plans

KCA is engineering the mill for a target capacity of 150 tonnes/day or 52,500 tonnes/yr.  KCA is constructing the Tambor mill at its Reno Nevada facility, as a set of modular units mounted on 40-ft skids.  To date, KCA has purchased the skids, a ballmill, and the flotation cells.  A seven-person fabrication crew is currently engaged in building the mill plus an associated portable laboratory.  KCA expects the mill to be completed and wet-tested in Reno to facilitate rapid installation on site.  Crushing equipment is not yet purchased, but portable jaw and cone plants are commercially available and KCA expects to purchase one of these.  KCA is aiming to begin gold production within 2 to 3 months after obtaining the mining permit.

Permitting Process

In order to get the mining permits needed to develop Tambor, KCA will be submitting an environmental impact assessment (EIA) in November 2009.  KCA has completed the mining and development plan which will also be submitted as part of the EIA.  KCA anticipates that the relevant permits will be in place by May 2010 at which time mining operations can begin.

Mining Plans

Guapinol South Underground

KCA is planning to drive an incline suitable for small trackless mining equipment from the current face of the Guapinol South under-ground drift to the surface west of the Guapinol outcrop.  The decline would parallel the ore in the hangingwall. Cross cuts into the mineralization will be driven on 12 meter vertical intervals, and then branched to become level drives in ore.  Mineralization will be extracted using a simple shrinkage stoping method.  The levels may be left open or backfilled depending on the stability of the walls.

Guapinol South Open Pit

About one-third of the mineralization in the Guapinol South ore shoot will be mined from surface, and this will be done simultaneously with the underground mining.

Poza Del Coyote

This area is not quite as well defined by drilling as Guapinol South, but appears to be a near-surface, more flat-lying system.  Drilling indicates that Poza Del Coyote will provide about half the mill feed for the project mine life.

Background on the Tambor Property

Radius owns 100% of the Tambor project which was discovered by Radius in 2000 and advanced by Gold Fields through a joint venture until 2003.  KCA can earn a 51 percent interest in Tambor by spending a total of $6.5M on the property within 4 years through staged annual expenditure commitments, or by putting the property into commercial production within 4 years.  When KCA has earned its 51 percent, a joint venture will be formed between KCA and Radius.

Once commercial production has been achieved, KCA will receive preferential payback of 75 percent (Radius 25 percent) of after-tax cash flow from initial production until it receives an amount equal to its investment, less $2 million.  At that point, Radius will receive 75 percent of the after-tax cash flow (KCA 25 percent) until it too receives the amount of preferential cash flow received by KCA, after which revenues will be split on a 51:49 basis (KCA:Radius).

The gold mineralization is classified as being of orogenic lode-gold type.  Gold Fields drill tested the Guapinol, Laguna Norte, Poza del Coyote and Cliff zones, and a Technical Report prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado (see Radius news release dated December 10, 2003) outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) in three separate zones.

In 2007, an underground exploration drift and four cross cuts were completed at the Guapinol South zone, in order to provide information on the structural controls, continuity and grade of the high grade gold mineralization (See Radius news releases dated September 6 and October 22 2007).  Crosscut CE-1, parallel to and 12.75m to the east of the main adit, intercepted a vein zone with 3 veins, where it assayed:

•

65.6 g/t Au over 4.45m from the vein zone on the East tunnel wall

•

25.8 g/t Au over 4.38m from the vein zone on the West tunnel wall

The main access adit also intercepted the vein on both sidewalls of the adit.  The vein was sampled on both sidewalls of the adit and gave results of:

•

74.5 g/t Au over 3.40m* from the vein on the east tunnel wall

•

77.7g/t Au over 2.40m from the vein on the west tunnel wall

*includes 0.2m of quartz veining on HW

Qualified Person

The scientific and technical information in this release was prepared under the supervision of David Cass, Radius’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with National Instrument 43-101.

About Radius

Radius Gold Inc. has been exploring for gold in Central America for nearly a decade, and management is currently assembling a portfolio of royalties on promising gold projects across the Americas.  In Guatemala, under joint venture with Kappes Cassidy, Radius is developing a small, high grade gold mining operation on the Tambor project.  Radius recently optioned the Nueva California project in Peru for 1-million shares in Focus Ventures and royalty interests in any future production from the project.  In Nicaragua, B2Gold is exploring Radius’s extensive land holdings and investigating early gold production opportunities from the Pavon project.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Ralph Rushton”

Ralph Rushton, VP Corporate Development

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news

October 15, 2009

Radius Gold Receives 500,000 Solomon Resources Shares

Vancouver, Canada:  Ralph Rushton, a Director of Radius Gold Inc. (TSX-V: RDU), is pleased to report that the TSX Venture Exchange has approved the Ten Mile Creek option to Solomon Resources Limited (“Solomon”) (see Radius press release dated September 22, 2009).  As per the terms of the agreement, Solomon has now issued 500,000 common shares in its capital stock to Radius.

Solomon can earn a 51% interest in the property by spending $2.5m on exploration and making staged cash and share payments of $500,000 cash and 1 million shares over 3 years, according to the following schedule:

•

Issuing to Radius 500,000 shares upon signing and TSX approval of the transaction.

•

Paying $100,000 in cash and issuing 100,000 common shares of Solomon to Radius on May 21st, 2010, and committing to spend $350,000 during the 2010 exploration season;

•

Paying $150,000 cash and issuing 150,000 common shares of Solomon to Radius on May 21st, 2011, and committing to spend $650,000 during the 2011 exploration season;

•

Paying $250,000 cash plus issuing 250,000 common shares of Solomon n May 21st, 2012, and committing to spend $1,500,000 during the 2012 exploration season.

On completion of the earn-in, a 51:49 joint venture would be formed going forward.  The joint venture would cover all costs related to the project on a pro rated basis.

Background

Ten Mile Creek is an active placer-gold-producing creek in the Yukon with significant historic production.  The headwaters of Ten Mile drain an area underlain by an intrusive complex of probable Cretaceous age.  Work by previous operators in the area identified anomalous gold values in stream sediment, soil and rock samples.  The area has never been drill tested.

Qualified Person

The scientific and technical information in this release was prepared under the supervision of David Cass, Radius Gold’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with National Instrument 43-101.

About Radius

Radius Gold Inc. has been exploring for gold in Central America for nearly a decade, and management is currently assembling a portfolio of royalties on promising gold projects across the Americas.  In Guatemala, under joint venture with Kappes Cassidy, Radius is developing a small, high grade gold mining operation on the Tambor project.  Radius recently optioned the Nueva California project in Peru for 1-million shares in Focus Ventures and royalty interests in any future production from the project.  In Nicaragua, B2Gold is exploring Radius’s extensive land holdings and investigating early gold production opportunities from the Pavon project.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

  “Ralph Rushton”

Ralph Rushton,

Director & VP, Corporate Development

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news

November 4, 2009

Radius Reports Good Progress by B2 Gold in Nicaragua

Vancouver, Canada.  Radius Gold Inc. (TSX-V: RDU) is pleased to report that B2Gold (“B2”) has provided an update on recent exploration at the Trebol and El Pavon gold properties in Nicaragua.  B2 is exploring the Trebol project and has been successful in expanding the extent of known gold mineralization there.  At the Pavon project, B2 is investigating the potential for gold production.  Highlights are reported below.

Trebol Gold Project, northeast Nicaragua

The Trebol project located in northeastern Nicaragua is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 km of strike length.  Gold is associated with vein and replacement style mineralization in volcanic rocks found in a series of low-lying, heavily forested hills.  Rock chip and soil sampling completed by Radius in 2005 was followed up by nine drill holes for 963 m in the Santo Domingo zone, previously reported in Radius news releases dated August 7 and September 12, 2008.  Thick intersections of mineralized rock cut by the drilling yielded intervals such as 23 m of 1.5 g/t Au (TR-DH-001) and TR-DH-which returned 19.8 m of 2.9 g/t Au, demonstrating the potential for bulk tonnage gold mineralization.

The Santo Domingo zone remains open to the south where trench results such as TRSD-027 show values of 11 m at 3.9 g/t Au, 800 m to the southwest of the area drilled by Radius.  New areas of mineralization are currently being evaluated by B2 including SW Trebol, another 5 km to the southwest, where rock chip samples taken from hydrothermal breccias have yielded values from trace to in excess of 4 g/t Au.  Another recently discovered zone of silica and breccias, for which sample results are pending, occurs some 3 km to the northeast.

B2’s current exploration effort is concentrated on further defining the Santo Domingo Zone and developing the newly discovered mineralized occurrences for a drilling campaign in 2010.

Pavon Gold Project, central Nicaragua

The Pavon low sulphidation system was discovered by Radius in 2003.  Several veins occurring over a strike length of 6 km have been explored with 74 trenches and 71 diamond drill holes totaling approximately 10,700 m.  Historic results include up to 9.1 g/t Au over 14.2 m in Trench 1 and 10.3 g/t Au over 16.8 m in PADH-005 in the north zone and up to 6.7 g/t Au over 11 m in PADH-01 in the south zone (see Radius news releases dated Sept. 16, 2004 and March 17, 2004).  B2 is currently evaluating the viability of open pit mining portions of the veins and shipping it to the mills at Orosi or El Limon.

B2’s Option

B2Gold has been granted an option from Radius to acquire a 60% interest in the Trebol, Pavon and San Pedro properties in Nicaragua by spending a total of $4 million on exploration on any one or more of the properties within 4 years from the date of the agreement.  When B2Gold has spent the $4 million, it will own a 60% interest in all of the properties and a joint venture will be formed whereby each party will contribute its pro-rated share of the exploration costs.

Radius began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources; specifically the Trebol, Pavon and San Pedro exploration properties, Radius’s technical team also compiled an extensive regional exploration data base covering much of Nicaragua.  Radius has agreed to provide this to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, Radius will apply for a concession over the area and that area will then be designated a “project area”.

Qualified Person

The technical information in this release was prepared under the supervision of David Cass, Radius’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “qualified person” in accordance with National Instrument 43 101.

About Radius

Radius Gold Inc. has been exploring for gold in Central America for nearly a decade, and management is currently assembling a portfolio of royalties on promising gold projects in South and Central America.  In Guatemala, under joint venture with Kappes Cassidy, Radius is developing a small, high grade gold mining operation on the Tambor project.  Radius recently optioned the Nueva California project in Peru for 1-million shares in Focus Ventures and royalty interests in any future production from the project.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President

Contact: Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news

November 5, 2009

Radius Acquires Yukon Gold Project

Vancouver, Canada.  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has acquired by staking a 100% interest in 198 mineral claims known as the Snowcap property in central Yukon Territory considered prospective for epithermal gold mineralization.

Tertiary volcanic rocks were first mapped in the Snowcap area in the 1960’s by the Geological Survey of Canada.  A variety of felsic volcanics have been mapped, including chalcedonic tuffs and phreatic breccias with sinter clasts.  Surficial exploration work completed in the late 1980’s identified anomalous gold and mercury values in rock, soil, and stream sediment samples closely associated with quartz-sericite-hematite alteration zones near a regional fault which localized the volcanic activity and potential epithermal style mineralization.

“The Snowcap property represents a district-scale, underexplored, gold-silver exploration target,” said Simon Ridgway, President of Radius.  “We are pleased to have acquired a 100% interest in 45 square kilometers of highly prospective ground for the cost of staking.  The project has nearby powerline and road access.  We consider the Yukon as a favourable place to do business, with secure mineral title and a combination of historic and recent world-class gold discoveries.”

In keeping with Radius’s strategy of acquiring and joint venturing quality exploration projects, Radius has granted a first right to option the property to a private B.C. company in consideration for introducing the target area to Radius.

Qualified Person

David Cass, Radius’s Vice-President of Exploration, is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Cass is responsible for the accuracy of the technical information in this news release.

About Radius

Radius Gold Inc. has been exploring for gold in Central America for nearly a decade, and management is currently assembling a portfolio of royalties on promising gold projects in South and Central America.  In Guatemala, under joint venture with Kappes Cassidy, Radius is developing a small, high grade gold mining operation on the Tambor project.  In Nicaragua, B2Gold is exploring Radius’ extensive land holdings and investigating early gold production opportunities from the Pavon project.  Radius recently optioned the Nueva California project in Peru for 1-million shares in Focus Ventures and royalty interests in any future production from the project.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Ralph Rushton”

Ralph Rushton,

Vice-President, Corporate Development

Contact: Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news

November 9, 2009

Radius options Yukon Snowcap project to Wesgold Minerals

Vancouver, Canada.  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has granted to Wesgold Minerals Inc. an option to earn a 60% interest in Radius’ 100% owned Snowcap project in central Yukon Territory.  Wesgold is a private B.C. company which intends to apply for a listing on the TSX Venture Exchange.

In order to exercise the option, Wesgold must incur an aggregate of $1,000,000 in exploration expenditures on the property and issue to Radius a total of 1,000,000 Wesgold shares according to the following schedule:

Due date	Shares	Expenditures
On signing	200,000	--
Dec. 31, 2009	--	$ 100,000
On public listing of Wesgold	200,000	--
Oct. 30, 2010	200,000	200,000
Oct. 30, 2011	200,000	300,000
Oct. 30, 2012	200,000	400,000
	1,000,000	$1,000,000

“Optioning this newly acquired property to Wesgold provides excellent leverage to our shareholders,” said Simon Ridgway, President of Radius.  “Wesgold is going to complete an aggressive exploration program with skilled personnel at no cost to Radius, while providing us with a significant retained interest.”

It is a further condition of the agreement that Wesgold obtain a public listing on the TSX Venture Exchange by May 1, 2010.  Once Wesgold has completed its share payments and exploration expenditures, Wesgold and Radius will enter into a 60/40 joint venture to further explore and develop the property.

Wesgold intends to carry out a low-level, high resolution, multi-sensor airborne geophysical survey to map lithological units, structure, and alteration zones at Snowcap.  In addition, Wesgold will carry out deep soil sampling to confirm and enhance gold and mercury soil anomalies identified in the 1980’s that occur close to a complex sequence of chalcedonic tuffs and phreatic breccias with sinter clasts associated with Tertiary felsic volcanic centres along a 15 kilometre long structural trend.  Both Radius and Wesgold consider the known geological and geochemical setting as highly favourable for the location of low-sulfidation, structurally controlled, epithermal gold mineralization.

Qualified Person

David Cass, Radius’s Vice-President of Exploration, is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Cass is responsible for the accuracy of the technical information in this news release.

About Radius

Radius Gold Inc. has been exploring for gold in Central America for nearly a decade, and management is currently assembling a portfolio of royalties on promising gold projects in South and Central America.  In Guatemala, under joint venture with Kappes Cassidy, Radius is developing a small, high grade gold mining operation on the Tambor project.  In Nicaragua, B2Gold is exploring Radius’ extensive land holdings and investigating early gold production opportunities from the Pavon project.  Radius recently optioned the Nueva California project in Peru for 1-million shares in Focus Ventures and royalty interests in any future production from the project.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Ralph Rushton”

Ralph Rushton,

Vice-President, Corporate Development

Contact: Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

FINANCIAL REVIEW

Third Quarter Ended September 30, 2009

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the nine months ended September 30, 2009.

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	September 30,	December 31,
	2009	2008
ASSETS

CURRENT
Cash and cash equivalents	$ 563,857	$ 772,989
Marketable securities (Note 6)	1,569,108	1,486,139
Advances and other receivables (Note 9)	111,950	96,683
GST receivable	10,001	10,399
Due from related parties (Note 9)	192,321	168,877
Prepaid expenses and deposits	85,511	60,697
	2,532,748	2,595,784

LONG-TERM DEPOSITS	22,063	22,063
VAT RECOVERABLE	36,383	39,945
PROPERTY & EQUIPMENT (Note 7)	180,456	245,559
MINERAL PROPERTIES (Note 8)	13,905,266	13,874,003
	$ 16,676,916	$ 16,777,354

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 9)	$ 151,601	$ 227,480
FUTURE INCOME TAX LIABILITY	886,000	886,000
	1,037,601	1,113,480

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 10)	42,587,194	42,587,194
CONTRIBUTED SURPLUS	4,332,232	4,329,806
DEFICIT	(31,480,790)	(31,209,395)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 13)	200,679	(43,731)
	15,639,315	15,663,874
	$ 16,676,916	$ 16,777,354

Nature of operations and ability to continue as a going concern (Note 1)

Subsequent (Note 15)

APPROVED BY THE DIRECTORS:

      “Simon Ridgway”                                       , Director

     “Mario Szotlender”                         , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2009	2008	2009	2008

EXPENSES
Amortization	$ 8,510	$ 15,196	$ 48,844	$ 41,990
Consulting fees (Note 9)	10,469	1,456	33,152	38,596
Legal and accounting fees	22,743	2,133	54,628	34,422
Management fees & salaries (Note 9)	15,000	15,000	45,000	45,000
Non-cash compensation charge (Note 10)	-	1,213	2,426	155,919
Office and miscellaneous	8,767	15,755	37,424	44,996
Public relations	15,987	28,285	30,182	75,391
Rent and utilities	8,847	12,276	23,973	36,393
Repair and maintenance	3,655	8,816	7,427	21,840
Salaries and wages (Note 9)	42,784	69,220	141,642	238,258
Telephone and fax	2,344	5,283	10,148	16,262
Transfer agent and regulatory fees	3,823	2,200	13,814	14,056
Travel and accommodation	8,297	9,731	26,099	93,261
	(151,226)	(186,564)	(474,759)	(856,384)

OTHER INCOME (EXPENSES)
Foreign currency exchange gain (loss)	3,088	29,505	(2,198)	25,619
Gain on sale of mineral properties	660,000	-	660,000	-
Gain on disposal of property and equipment	17,257	-	19,968	2,750
Gain (loss) on sale of marketable securities	(2,561)	(85,023)	9,160	(85,023)
Investment income (net)	10,270	18,754	42,326	81,008
Write off of prepaid expenses and deposits	-	-	-	(18,352)
Write off of mineral properties costs	(525,892)	(23,688)	(525,892)	(23,688)
	162,162	(60,452)	203,364	(17,686)

Net income (loss) for the period	10,936	(247,016)	(271,395)	(874,070)

Deficit, beginning of the period	(31,491,726)	(24,235,230)	(31,209,395)	(23,608,176)

Deficit, end of the period	$ (31,480,790)	$ (24,482,246)	$ (31,480,790)	$ (24,482,246)

BASIC AND DILUTED INCOME (LOSS) PER SHARE	$0.00	$(0.00)	$(0.01)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	53,548,488	53,548,488	53,548,488	53,548,488

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2009	2008	2009	2008

NET INCOME (LOSS)	$ 10,936	$ (247,016)	$ (271,395)	$ (874,070)

Other comprehensive income, net of tax
Unrealized gain ( loss) on available-for-sale marketable securities	205,022	72,893	244,410	79,577

COMPREHENSIVE INCOME (LOSS)	$ 215,958	$ (174,123)	$ (26,985)	$ (794,493)

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2009	2008	2009	2008
Cash provided by (used in):

OPERATING ACTIVITIES
Net income (loss) for the period	$ 10,936	$ (247,016)	$ (271,395)	$ (874,070)
Items not involving cash:
Amortization	8,510	15,196	48,844	41,990
Gain on sale of mineral properties	(660,000)	-	(660,000)	-
Loss (gain) from disposal of asset	(17,257)	-	(19,968)	(2,750)
Write off of prepaid expenses and deposits	-	-	-	18,352
Write off of deferred exploration costs	525,892	23,688	525,892	23,688
Non-cash compensation charge	-	1,213	2,426	155,919
	(131,919)	(206,919)	(374,201)	(636,871)
Changes in non-cash working capital items:
Advances and other receivables	(47,757)	11,755	(15,267)	(24,436)
GST receivable	3,388	4,643	398	11,638
Prepaid expenses	(35,413)	84,660	(24,814)	(67,841)
Accounts payable and accrued liabilities	28,451	(58,212)	(75,879)	75,627
	(183,250)	(164,073)	(489,763)	(641,883)

INVESTING ACTIVITIES
Marketable securities	356,889	1,192,439	821,441	2,140,438
Due from related parties	(67,484)	19,502	(23,444)	(29,675)
Expenditures on deferred exploration costs	(131,722)	(1,006,877)	(619,214)	(3,076,759)
VAT recoverable	3,639	-	3,562	-
Proceeds from sale of mineral properties	62,059	-	62,059	-
Proceeds from sale of assets	81,014	-	86,054	10,204
Purchase of property & equipment	(35,223)	(4,752)	(49,827)	(110,325)
	269,172	200,312	280,631	(1,066,117)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	85,922	36,239	(209,132)	(1,708,000)

Cash and cash equivalents – beginning of period	477,935	634,275	772,989	2,378,514

CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 563,857	$ 670,514	$ 563,857	$ 670,514

Non-cash Transactions – Note 11

See Accompanying Notes

See Accompanying Notes

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

1.

Nature of Operations and Ability to Continue as a Going Concern

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central and South America. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At September 30, 2009, the Company had not yet achieved profitable operations, has accumulated losses of $31,480,790 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.  If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

2.

Basis of Presentation

Management has prepared the period ending September 30, 2009 interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included for the year ended December 31, 2008. These interim consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the significant accounting policies summarized below.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

2.

Basis of Presentation – (cont’d)

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island; and

vi)

Geometales Del Norte-Geonorte, a company incorporated under the laws of Mexico.

vii)

Minera Aymara S.A.C. (formerly called Radius Peru, S.A.C.), a company incorporated under the laws of Peru.

All significant inter-company transactions have been eliminated upon consolidation.

3.

Change in Accounting Policies

Goodwill and Intangible Assets

Effective for interim and annual financial statements for years beginning on or after October 1, 2008, CICA Handbook Section 3064, Goodwill and Intangible Assets, will replace CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, and results in withdrawal of CICA Handbook Section 3450, Research and Development Costs, EIC-27, Revenues and Expenditures during the Pre-Operating Period and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA Handbook Section 1000, Financial Statement Concepts.  The adoption of this new standard did not have a material impact on the financial statements for the periods presented.

Future Accounting Changes

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Change in Accounting Policies – (cont’d)

Future Accounting Changes – (cont’d)

In January 2009, the CICA issued Section 1582, “Business Combinations”, Sections 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces existing guidance.  Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier adoption permitted.  If the Company chooses to adopt any one of these Sections, the other sections must also be adopted at the same time.  The Company is currently evaluating the impact of the adoption of these new sections on its financial statements.

4.

Financial Instruments and Risk Management

As at September 30, 2009, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.  The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at September 30, 2009, cash totalling $293,013 (December 31, 2008 - $270,878) was held in US dollars, $7,117 (December 31, 2008 - $43,630) in Nicaragua Cordoba, $7,819 (December 31, 2008 - $14,268) in Guatemala Quetzal, $7,185 (December 31, 2008 - $7,527) in Mexican Pesos and $1,800 (December 31, 2008 - $1,168) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and marketable securities.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

5.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the nine month period ended September 30, 2009. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes, Canadian provincial government bonds, corporate bonds, pool fund bonds, common equities and preferred equities. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources will be sufficient to carry out its exploration programs and operating costs for the next twelve months.

6.

Marketable Securities

Marketable securities are recorded at market value as they are considered available-for-sale.  Included in marketable securities are 1,007,406 common shares of a company with directors in common.  The portfolio of marketable securities consists of short term notes with a yield of 0.21%, corporate bonds with a yield range of 0.87% - 3.88%, pool fund bonds with a yield of 4.17%, and preferred equities with a yield range of 4.49% - 5.95%.  An unrealized gain of $244,410 was recorded in other comprehensive income for the nine month period ended September 30, 2009.

7.

Property and Equipment

	Nine Months Ended September 30, 2009
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 15,924	$ 1,806
Trucks	297,686	217,597	80,089
Computer equipment	173,180	111,432	61,748
Furniture and equipment	31,558	11,634	19,924
Geophysical equipment	36,178	22,185	13,993
Website	8,433	5,537	2,896
	$ 564,765	$ 384,309	$ 180,456

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

7.

Property and Equipment – (cont’d)

	Year ended December 31, 2008
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 15,563	$ 2,167
Trucks	367,672	226,637	141,035
Computer equipment	166,240	97,797	68,443
Furniture and equipment	23,067	9,353	13,714
Geophysical equipment	36,178	19,716	16,462
Website	8,433	4,695	3,738
	$ 619,320	$ 373,761	$ 245,559

8.

Mineral Properties

Details of the Company’s mineral property interests as of December 31, 2008 are disclosed in full in the consolidated financial statements for the year ended December 31, 2008.  Significant mineral property transactions that have occurred in the nine month period ended September 30, 2009 are as follows:

Nueva California Property - Peru

In March 2009, the Company was granted an option (the “Option”) to acquire a 100% interest in the Nueva California gold property located in north-central Peru.  To earn the 100% interest, the Company must spend US$3 million in exploration, and make a series of payments to the property owner (a private Peruvian company) totaling US$3 million, over a period of 4 years.  In the first year, the Company must make payments of US$150,000 to the owner (of which US$50,000 was paid on signing) and exploration expenditures of US$200,000.  If the Option is exercised, the Company must pay to the owner US$4 per ounce of gold defined in the reserve category as determined by a bankable feasibility study, and US$4 per ounce of gold produced during a 6-year period thereafter that is over and above the number of ounces defined in such a study, up to a maximum of 2.5 million ounces, or US$10 million.

The Company subsequently agreed to assign the Option to Focus Ventures Ltd. (“Focus”).   Focus has assumed all of the Company’s obligations under the Option, has issued to the Company 1,000,000 common shares in the capital of Focus, paid to the Company US$50,000 cash, and granted to the Company a 1.5% net smelter return royalty on the Property.  The Company and Focus have common directors and officers.

Rubi Property - Peru

The Company and its joint venture partner, International Minerals Corporation (“IMC”), decided to terminate the option on the project.  As a result, the Company has written off $210,566 in acquisition costs and $286,413 in exploration costs towards this property.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

8.

Mineral Properties – (cont’d)

Tlacolula Property - Mexico

In September 2009, the Company agreed, subject to regulatory approval, to option the Tlacolula Property to Fortuna Silver Mines Inc. (“Fortuna”), which has two directors in common with the Company.  Fortuna can earn a 60% interest by spending US$2 million, which includes a commitment to drill 1,500 meters within 3 years, and making staged annual payments of US$250,000 cash and US$250,000 in common stock according to the following schedule:

i)

$20,000 cash and $20,000 cash equivalent in shares upon regulatory approval.

ii)

$30,000 cash and $30,000 cash equivalent in shares by the first year anniversary.

iii)

$50,000 cash and $50,000 cash equivalent in shares by the second year anniversary.

iv)

$50,000 cash and $50,000 cash equivalent in shares by the third year anniversary.

v)

$100,000 cash and $100,000 cash equivalent in shares by the fourth year anniversary.

Ten Mile Creek Property - Yukon Territory

In June 2009, the Company acquired an interest in a large gold target at the head of Ten Mile Creek, roughly 70km south of Dawson City in the Yukon Territory.  The Property is comprised of 258 claims acquired by staking, and 54 claims (the “Kreft Claims”) pursuant to an option agreement with the owner, Bernie Kreft.  Mr. Kreft has granted the Company the option to acquire a 100% interest in the Kreft Claims in consideration for cash and share payments to Mr. Kreft, and an initial sampling program.  As well, a 1.0% NSR is payable to Mr. Kreft and an underlying 1.5% NSR is payable to Teck Resources Limited.  The Company has the right to reduce the Kreft NSR to 0.25% by paying Mr. Kreft $1.0 million.

In September 2009, the Company then agreed to option the Ten Mile Creek project to Solomon Resources Limited (“Solomon”).  Solomon can earn a 51% interest in the property by spending $2.5 million on exploration and making staged cash and share payments of $500,000 cash and 1 million shares over three years according to the following schedule:

i)

Issuing to the Company 500,000 shares upon signing and TSX Venture Exchange (“TSX-V”) approval of the transaction (Approval received by the TSX-V and shares issued to the Company subsequent to period end);

ii)

Paying $100,000 cash and issuing 100,000 common shares of Solomon to the Company on May 21, 2010, and spending $350,000 during the 2010 exploration season;

iii)

Paying $150,000 cash and issuing 150,000 common shares of Solomon to the Company on May 21, 2011, and spending $650,000 during the 2011 exploration season; and

iv)

Paying $250,000 cash and issuing 250,000 common shares of Solomon to the Company on May 21, 2012, and spending $1,500,000 during the 2012 exploration season

Upon completion of the earn-in, a 51/49 joint venture will be formed.  The joint venture would cover all costs related to the project on a pro rated basis.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

8.

Mineral Properties – (cont’d)

Nicaragua

In June 2009, the Company granted B2Gold Corp. (“B2Gold”) an option to acquire an interest in the Company’s mineral property portfolio in Nicaragua.   The agreement with B2Gold consists of three parts:

1.

Trebol, Pavon and San Pedro Properties (the “Properties”)

The Company has granted B2Gold an option to acquire a 60% interest in the Properties by expending a total of US$4 million on exploration of any one or more of the Properties within 4 years from the date of the agreement.  When B2Gold has spent the US$4m, it will own a 60% interest in all of the Properties and a joint venture will be formed in under which each party will contribute its prorated share of the exploration costs.

2.

Production from the Pavon Resource Property

In 2005 Meridian Gold completed a 2 stage exploration drill program at the Pavon vein system.  Internal company work by Meridian led to the outlining of a conceptual gold resource on specific parts of the Pavon vein system which are being contemplated separately to the Properties described above.

The Company has granted B2Gold an option to review the conceptual gold resource outlined by Meridian Gold.  If B2Gold feels that there is potential to mine any or all of the resource, it will have an option to put the property into production within 3 years.  After production is achieved, 100% ownership of the Pavon Resource Property will be transferred to B2Gold and the Company will receive 40% of the net cash flow generated from the operation.

3.

The Regional Exploration Projects

The Company has assembled an extensive data base of regional geological, geochemical and geophysical data covering much of Nicaragua and has agreed to provide this data to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, the Company will apply for a concession over the area and that area will then be designated a “project area”.

Following the granting of a concession, B2Gold will have the option to earn a 70% interest in any such designated project area by expending US$2 million on exploration of it within 3 years from the date of the granting of the concession.  Once B2Gold has spent US$2 million exploring the designated project, it will be vested with a 70% interest in the project and a joint venture between the Company and B2Gold will be formed.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

9.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the nine months ended September 30,
	2009	2008
Expenses:
Management fees	$ 45,000	$ 45,000
Consulting	18,661	9,100
Salaries and benefits	43,326	56,577
Mineral property costs:
Geological consulting fees	13,750	174,900
Salaries and benefits	37,687	62,545
	$ 158,424	$ 348,122

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $4,603 (December 31, 2008: $8,401) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $192,321 (December 31, 2008: $168,877) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $18,173 (December 31, 2008: $10,082) payable to officers and Directors of the Company.

10.

Share Capital

Authorized:  Unlimited common shares without par value

As at September 30, 2009, there were 53,548,488 common shares outstanding with a recorded value of $42,587,194.  There was no share capital activity for the nine months ended September 30, 2009 or for the year ended December 31, 2008.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital – (cont’d)

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Options vest ranging from a four month period to one year from the date of grant. Options granted to Investor relations vest in accordance with TSX-V regulation.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Nine months ended September 30, 2009		Year ended December 31, 2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	5,025,000	$0.58	5,150,000	$0.63

Forfeited / Expired	(255,000)	0.58	(870,000)	0.65
Granted	-	-	745,000	0.26
Outstanding, end of period	4,770,000	$0.58	5,025,000	$0.58
Exercisable, end of period	4,770,000		5,010,000

At September 30, 2009, there were 4,770,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price	Expiry Date	Average Remaining Contractual Life in Years
300,000	$0.70	October 21, 2009	0.06
200,000	$0.56	October 21, 2009	0.06
1,870,000	$0.70	February 21, 2011	1.39
835,000	$0.52	April 16, 2012	2.55
50,000	$0.62	May 31, 2012	2.67
850,000	$0.56	September 5, 2012	2.93
665,000	$0.26	May 5, 2013	3.60
4,770,000			2.05

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital – (cont’d)

Stock Options – (cont’d)

Stock-Based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. There was $2,426 in non-cash compensation charge for the nine month period ending September 30, 2009 (2008: $155,919).

The weighted fair value of share purchase options is estimated on the grant date using the Black Scholes option valuation model.  Volatility is based on the Company’s historical prices.  The assumptions used in calculating the fair value are expected dividend yield of 0%; expected volatility; risk-free interest rate; and expected term.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

The following table reconciles the Company’s contributed surplus:

	Nine months ended September 30, 2009	Year ended December 31, 2008
Balance, beginning of period	$ 4,329,806	$ 4,164,587
Options vested	2,426	165,219
Options exercised	-	-
Balance, end of period	$ 4,332,232	$ 4,329,806

11.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

12.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, and Mexico.

Details of identifiable assets by geographic segments are as follows:

	September 30,	December 31,
	2009	2008
Total Assets
Canada	$ 1,654,275	$ 2,358,268
Caymans	892,723	48,919
Guatemala	9,459,820	9,381,966
Nicaragua	4,368,956	4,177,495
Mexico	285,667	273,329
Peru	13,866	535,539
Other	1,609	1,838
	$ 16,676,916	$ 16,777,354

Property & Equipment
Canada	$ 68,817	$ 69,679
Guatemala	26,395	1,941
Nicaragua	78,139	164,165
Mexico	-	3,620
Peru	7,105	6,154
	$ 180,456	$ 245,559

Resource Properties Acquisition
Canada	$ 113,563	$ -
Guatemala	4,142,864	4,142,864
Nicaragua	82,482	82,482
Peru	-	210,566
	$ 4,338,909	$ 4,435,912

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

12.

Segmented Information – (cont’d)

	September 30,	December 31,
	2009	2008
Deferred Exploration Costs
Canada	$ 44,991	$ -
Guatemala	5,213,581	5,133,547
Mexico	238,254	203,977
Nicaragua	4,069,531	3,814,468
Peru	-	286,099
	$ 9,566,357	$ 9,438,091

13.

Accumulated Other Comprehensive Income (Loss)

Balance at December 31, 2008	$ (43,731)
Unrealized gain on available for sale marketable securities	244,410
Balance at September 30, 2009	$ 200,679

14.

Comparative Figures

Certain comparative figures for the nine month period ending September 30, 2008 have been reclassified to conform to the presentation adopted for the current year.

15.

Subsequent Event

Subsequent to the period end, the Company acquired by staking a 100% interest in 198 mineral claims known as the Snowcap property in central Yukon Territory.  The Company then granted to Wesgold Minerals Inc. (“Wesgold”) an option to earn a 60% interest in the property.  In order to exercise the option, Wesgold must incur an aggregate of $1 million in exploration expenditures on the property and issue to the Company a total of 1 million Wesgold shares according to the following schedule:

Due date	Shares	Expenditures
On signing (November 6, 2009)	200,000	$ -
December 31, 2009	-	100,000
On public listing of Wesgold	200,000	-
October 30, 2010	200,000	200,000
October 30, 2011	200,000	300,000
October 30, 2012	200,000	400,000
	1,000,000	$ 1,000,000

It is a further condition of the agreement that Wesgold obtain a public listing on the TSX-V by May 1, 2010.  Once Wesgold has completed its share payments and exploration expenditures, Wesgold and the Company will enter into a 60/40 joint venture to further explore and develop the property.

#

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Third Quarter Report – September 30, 2009

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the three and nine months ended September 30, 2009.  The following information, prepared as of November 26, 2009, should be read in conjunction with the September 30, 2009 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The September 30, 2009 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company has been exploring for gold in Latin America for nearly a decade and has assembled interests in a portfolio of promising gold projects throughout the region.  In Guatemala, Kappes Cassidy is developing a high grade gold mine on Radius’s Tambor project under a joint venture/earn-in agreement.  In Nicaragua, B2Gold is exploring Radius’ extensive land holdings and investigating early gold production opportunities at the Pavon project.  In Peru, Radius has optioned the Nueva California project to Focus Ventures for a substantial equity holding in Focus and royalty interests in any future production from the project. In the Yukon Territory, Radius has optioned out an extensive gold property to Solomon Resources for an equity position in Solomon and a carried interest in the property.

The status of the Company’s properties is described below:

Guatemala

Tambor

The Tambor Project hosts an orogenic lode gold belt, discovered by Radius in 2000 and explored by Gold Fields under joint venture until 2004.  Drill testing by Gold Fields outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

Underground work was conducted in 2007 to provide information on the structural controls, continuity and grade of the high grade gold mineralization and hence the potential to develop additional resources.  The exploration adit intersected the target vein as planned 202.1m into the hill.  The width of the vein exposure in the main tunnel was 3.2m, with a dip of 75º for a true width of 3.09m.  Diamond drill hole PDD-03-033, first reported in Radius’s news release dated August 13, 2003, returned 80.5g/t Au over 5.3m from a quartz vein.  The vein was sampled on both sidewalls of the adit and gave results of:

• 74.5 g/t Au over 3.40m (includes 0.2m of quartz veining on HW) from the vein on the east tunnel wall (est. true width 3.28m)

• 77.7 g/t Au over 2.40m from the vein on the west tunnel wall (est. true width 2.32m)

In order to understand the continuity of the mineralized structure and plunge of the vein, four crosscuts were excavated underground: 2 parallel and to the west of the main drift (CW-1 & 2), and 2 parallel and to the east of the main drift (CE1 & 2).  All four cross cuts intercepted the zone and confirmed the continuity of the shoot and demonstrated the assumed easterly-dipping plunge to the high grade mineralized.

In early 2008, metallurgical testwork performed on a 90kg sample collected from underground workings returned very encouraging results and confirmed the free milling, coarse grained nature of the gold at Tambor and its amenability to gravity pre-concentration as the principal method of recovery, followed by either cyanidation or flotation.  The sample head grade ranged from 36 g/t to 40.7 g/t Au.

In June 2008, the Company signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) to develop the deposit.  The agreement envisages an initial 150 tonne per day operation from both underground and surface pits, exploiting gold mineralization hosted by a series of high-grade mesothermal quartz veins and stockworks.  KCA is an established Reno-based firm that specializes in development, engineering and metallurgical plants for mining projects.

Permitting is currently underway by KCA for a small gold operation at Tambor. KCA is engineering the mill for a target capacity of 150 tonnes/day or 52,500 tonnes per year, and constructing the Tambor mill at its Reno Nevada facility, as a set of modular units mounted on 40-ft skids.  To date, KCA has purchased the skids, a ballmill, and the flotation cells.  A seven-person fabrication crew is currently engaged in building the mill plus an associated portable laboratory.  KCA expects the mill to be completed and wet-tested in Reno to facilitate rapid installation on site.  Crushing equipment is not yet purchased, but portable jaw and cone plants are commercially available and KCA expects to purchase one of these.

In order to obtain the mining permits needed to develop Tambor, KCA will be submitting an environmental impact assessment (EIA) in November 2009.  KCA has completed the mining and development plan which will also be submitted as part of the EIA.  KCA anticipates that the relevant permits will be in place by May 2010 at which time mining operations can begin.

Terms of the Agreement

Radius owns 100% of the Tambor project.  KCA can earn a 51% interest in Tambor by spending a total of US$6.5M on the property within 4 years through staged annual expenditure commitments, or by putting the property into commercial production within 4 years.  When KCA has earned its 51%, a joint venture will be formed between KCA and Radius.

Once commercial production has been achieved, KCA will receive preferential payback of 75% (Radius 25%) of after-tax cash flow from initial production until it receives an amount equal to its investment, less US$2 million. At that point, Radius will receive 75% of the after-tax cash flow (KCA 25%) until it too receives the amount of preferential cash flow received by KCA, after which revenues will be split on a 51:49 basis (KCA:Radius).

Nicaragua

Radius began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources; specifically the Trebol, Pavon and San Pedro exploration properties (the “Properties”), Radius’s technical team also compiled an extensive regional exploration data base covering much of the Central American country (the “Regional Exploration Projects”).

In June 2009, the Company granted to B2Gold Corp. (“B2Gold”) an option to acquire an interest in Radius’s entire Nicaragua mineral property portfolio.

B2Gold is currently exploring the Trebol project and has been successful in expanding the extent of known gold mineralization there.  At the Pavon project, B2 is investigating the potential for gold production.  Highlights are reported below.

Trebol Gold Project, northeast Nicaragua

The Trebol project located in northeastern Nicaragua is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 km of strike length.  Gold is associated with vein and replacement style mineralization in volcanic rocks found in a series of low-lying, heavily forested hills.  Rock chip and soil sampling completed by Radius in 2005 was followed up by nine drill holes for 963 m in the Santo Domingo zone, previously reported in Radius news releases dated August 7 and September 12, 2008.  Thick intersections of mineralized rock cut by the drilling yielded intervals such as 23 m of 1.5 g/t Au (TR-DH-001) and TR-DH-which returned 19.8 m of 2.9 g/t Au, demonstrating the potential for bulk tonnage gold mineralization.

The Santo Domingo zone remains open to the south where trench results such as TRSD-027 show values of 11 m at 3.9 g/t Au, 800 m to the southwest of the area drilled by Radius.  New areas of mineralization are currently being evaluated by B2 including SW Trebol, another 5 km to the southwest, where rock chip samples taken from hydrothermal breccias have yielded values from trace to in excess of 4 g/t Au.  Another recently discovered zone of silica and breccias, for which sample results are pending, occurs some 3 km to the northeast.

B2’s current exploration effort is concentrated on further defining the Santo Domingo Zone and developing the newly discovered mineralized occurrences for a drilling campaign in 2010.

Pavon Gold Project, central Nicaragua

The Pavon low sulphidation system was discovered by Radius in 2003.  Several veins occurring over a strike length of 6 km have been explored with 74 trenches and 71 diamond drill holes totaling approximately 10,700 m.  Historic results include up to 9.1 g/t Au over 14.2 m in Trench 1 and 10.3 g/t Au over 16.8 m in PADH-005 in the north zone and up to 6.7 g/t Au over 11 m in PADH-01 in the south zone (see Radius news releases dated Sept. 16, 2004 and March 17, 2004).  B2 is currently evaluating the viability of open pit mining portions of the veins and shipping it to the mills at Orosi or El Limon.

B2’s Options

B2Gold has been granted an option from Radius to acquire a 60% interest in the Trebol, Pavon and San Pedro properties in Nicaragua by spending a total of $4 million on exploration on any one or more of the properties within 4 years from the date of the agreement.  When B2Gold has spent the $4 million, it will own a 60% interest in all of the properties and a joint venture will be formed whereby each party will contribute its pro-rated share of the exploration costs.

Under the Pavon Resource Property agreement, B2Gold has the option to review the conceptual gold resource outlined by Meridian Gold on the Pavon vein system.  If B2Gold feels that there is potential to mine any or all of the resource, it will have an option to put the property into production within a time frame of 3 years.  After production is achieved, ownership of the Pavon Resource Property will be transferred 100% to B2Gold and Radius will receive 40% of the net cash flow generated from the operation.

The Company has also agreed to provide its regional exploration data base to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, Radius will apply for a concession over the area and that area will then be designated a “project area”.

Peru

Rubi

Radius was granted an option to acquire a 100% interest in on the Rubi Project in late 2007.  The Company conducted an initial exploration incorporating regional scale mapping over the property, and prospect-scale mapping in the Minas Rubi, San Andres, Minas Chapi and San Sebastien areas, including rehabilitation of underground tunnels at Rubi and underground channel sampling.  A total of 594 rock channel samples were taken for assay.

Pursuant to agreements signed in October 2008, the option to acquire 100% of the Project was amended so that the option was held by the Company and International Minerals Corporation (“IMC”) as joint venture partners to further explore the Project.  The option obligations included making a series of payments to the property owner and incurring exploration expenditures on the Project.  Towards earning its interest in the joint venture arrangement with Radius, IMC funded the first year’s exploration expenditures and completed geological mapping and surface sampling.  A preliminary drill program was conducted in April and May, 2009.  Results of the drilling were not encouraging and the gold and silver values attained from sampling on surface and in underground workings were found to diminish at depth, coincident with a general increase in calcite and general weakening of the vein system.  As a result, Radius and IMC jointly decided subsequent to the quarter end to terminate their option on the Project.

Nueva California

In March 2009, the Company was granted an option (the “Option”) to acquire a 100% interest in the Nueva California gold property located in north-central Peru.  To earn the 100% interest, the Company must spend US$3 million in exploration, and make a series of cash payments to the property owner (a private Peruvian company) totaling US$3 million, over a period of 4 years.  The Company subsequently assigned the Option to Focus Ventures Ltd. (“Focus”).  The assignment was completed in September and Focus has issued one million common shares in its capital stock to Radius, and paid Radius US$50,000 cash.  Focus has also granted to Radius a 1.5% net smelter return royalty on the property.

Yukon Territory

10 Mile Creek Property

In June 2009, the Company acquired a large gold target at the head of Ten Mile Creek, roughly 70km south of Dawson City in the Yukon Territory.

Ten Mile Creek is an active placer gold producing creek with significant historic production.  The head waters of Ten Mile drain an area underlain by an intrusive complex of probable Cretacous age.  Work by previous operators in the area identified anomalous gold values in stream sediment, soil and rock samples.  The area has never been drill tested.

In 1998, Teck Resources staked over 200 claims in the area and in the following three seasons carried out a reconnaissance program of geological mapping, soil and rock sampling and a minor trenching program on the property.  This work outlined 5 gold-mineralized zones hosted in and adjacent to two Mesozoic quartz monzonite intrusive bodies.  Their final report summarizes the gold zones as follows:

1.

Jual Vein System: Numerous northwesterly trending, flat to moderately dipping quartz veins, stockworks and fault zones occur, with many (gold) values in the 8-16 g/t Au range. Strong northwest trending gold in soil anomalies (values from <5 to 670 ppb Au) cover a 1.4 x 0.6 km area on the Val / Jual grid. Trenching of lower order gold-in-soil anomalies peripheral to the above, yielded results of 1.6 g/t Au over 25m (including 11.1 g/t Au over 3m), and 1.0 g/t Au over 19m (including 8.5 g/t over 1.5m).

2.

Cupid Zone: this zone, similar to the Jual, lies 3km to the west and contains mineralized float to 3.5g/t Au. Quartz and altered intrusive boulders, with disseminated sulfide, were uncovered over a 600m by 500m area near Twenty Mile Creek. Galena is the most common sulfide with minor pyrite.  The Jual Vein system and the Cupid zone may be connected on the basis of gold anomalous streams and reconnaissance soils with values up to 70ppb Au.

3.

Ten Grid: an open ended, 1.6km long gold/arsenic soil anomaly, with values up to 255 ppb Au and 1280 ppm As, occurs 4.5 km to the southeast of the Cupid Zone.  The anomaly covers the contact between a metasedimentary unit and an intrusion.  The strong correlation between gold and arsenic on the anomaly suggests that the style of mineralization here is distinct from that exposed in the Jual Vein System.

4.

Ten West: Quartz vein float with values up to 3.76g/t Au and reconnaissance soil anomalies to 150ppb Au and 220ppm As occur 2km to the southwest of the Ten Grid. The gold/arsenic signature and presence of arsenopyrite suggests a similarity and possible continuity between the Ten Grid and Ten West zones.

5.

Galena Creek-Five Mile: At the south end of the property, sheeted quartz veins with values up to 3.98g/t Au, quartz stringers carrying 5.36g/t Au, anomalous reconnaissance soils and local stream sediments exceeding 1g/t Au occur along trend of anomalies.

Much of the 10 Mile Creek Property has not been tested by soil or rock sampling.

The historic results reported above were outlined in Teck’s January 2001 assessment report “2000 Geological and Geochemical report on the Ten Mile Creek Property” filed with the Mining recorder’s Office, Dawson, Y.T in January 2001. The reader is cautioned that Radius has not yet completed sufficient work to verify Teck’s results. However, Teck’s exploration work is believed to be of high quality. Samples were prepared and assayed at Eco-Tech Labs, Kamloops. Gold was assayed by Fire Assay/AAS finish, and multi-element geochemistry by ICP Aqua Regia.

The Property was acquired in part by staking and in part under an option agreement with Bernie Kreft, a Yukon resident and renowned prospector.  The option agreement calls for cash and share payments to Mr. Kreft, and an initial sampling program.  As well, a 1.0% NSR is payable to Mr. Kreft and an underlying 1.5% NSR is payable to Teck Resources.  Radius has the right to reduce the Kreft NSR to 0.25% for $1.0 million.

In September 2009, the Company agreed to option the Ten Mile Creek Property to Solomon Resources Limited.  Solomon can earn a 51% interest in the property by spending $2.5m on exploration and making staged cash and share payments of $500,000 cash and 1 million shares over 3 years, according to the following schedule:

•

Issuing to Radius 500,000 shares upon TSX approval of the transaction (issued October 6, 2009).

•

Paying $100,000 in cash and issuing 100,000 common shares of Solomon Resources to Radius on May 21, 2010, and committing to spend $350,000 during the 2010 exploration season;

•

Paying $150,000 cash and issuing 150,000 common shares of Solomon Resources to Radius on May 21, 2011, and committing to spend $650,000 during the 2011 exploration season;

•

Paying $250,000 cash plus issuing 250,000 common shares of Solomon Resources on May 21, 2012, and committing to spend $1,500,000 during the 2012 exploration season.

On completion of the earn-in, a 51/49 joint venture would be formed.  The joint venture would cover all costs related to the project on a pro rated basis.

Mexico

Tlacolula

The Tlacolula Property is located 14km E-SE of the city of Oaxaca, 20km north of the Taviche District, where high-grade silver and gold-bearing low sulphidation epithermal vein mineralization has been mined since Spanish colonial times.  The Property lies some 16km west of the Cobre Grande Cu-Mo-Zn-Ag skarn project (Linear Metals Corporation) and 30km northeast of Fortuna’s 100% owned San Jose silver-gold development project.

The Property is roughly 12,000 ha in size and is largely underlain by Tertiary rhyolitic to andesitic tuffs and minor flows, underlain by Cretaceous limestones, sandstones and siltstones, with the basement formed by the Oaxaca metamorphic complex, which is locally exposed by thrust faulting. Tertiary granodiorites-granites intrude the sequence.

A stream sediment sampling program carried out by Radius generated a number of anomalies ranging up to 819 ppb Ag and up to 53 ppb Au.  Follow-up work identified a NW trending zone of argillic alteration in andesites some 30 to 40m wide, with veins and breccia zones composed of mainly calcite and lesser quartz.  Disseminated pyrargyrite, acanthite, and pyrite were observed in the veins and in the breccias.  The vein zone has been traced for over 1.5km.  Continuous chip samples along stream channels and local road cuts in these veins and breccia zones returned up to:

Sample length (m)	Ag (g/t)
21.5	130.8
including 12.1	183.4
3.2	294.5
including 1.5	465
0.3	1,335

In September 2009, the Company agreed, subject to regulatory approval, to option the Tlacolula Property to Fortuna Silver Mines Inc. (“Fortuna”), which has two directors in common with the Company.  Fortuna can earn a 60% interest by spending US$2 million, which includes a commitment to drill 1,500 meters within 3 years, and making staged annual payments of US$250,000 cash and US$250,000 in common stock according to the following schedule:

•

$20,000 cash and $20,000 cash equivalent in shares upon regulatory approval.

•

$30,000 cash and $30,000 cash equivalent in shares by the first year anniversary.

•

$50,000 cash and $50,000 cash equivalent in shares by the second year anniversary.

•

$50,000 cash and $50,000 cash equivalent in shares by the third year anniversary.

•

$100,000 cash and $100,000 cash equivalent in shares by the fourth year anniversary.

Ecuador

The Company had an option to acquire a 70% interest in the Cerro Colorado high sulphidation gold project in Azuay Province, southern Ecuador. Due to uncertainty over the Ecuadorian government’s future intentions towards international mining investment, management adopted a low key approach towards progressing Cerro Colorado.  Throughout 2007 and 2008, work at Cerro Colorado focused on community relations to try securing permission from the local community to drill the Project, however little progress was made.  The Company allowed the option to lapse in November 2009.

Qualified Person: David Cass, the Company’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia,  and the Company’s Qualified Person as defined by National Instrument 43-101, is responsible for the accuracy of the technical information in this MD&A.

Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2009:

	Third Quarter Ended Sept. 30, 2009 ($)	Second Quarter Ended June 30, 2009 ($)	First Quarter Ended March 31, 2009 ($)	Fourth Quarter Ended Dec. 31, 2008 ($)	Third Quarter Ended Sept. 30, 2008 ($)	Second Quarter Ended June 30, 2008 ($)	First Quarter Ended March 31, 2008 ($)	Fourth Quarter Ended Dec. 31, 2007 ($)
Total investment income	10,270	18,350	25,427	92,736	18,754	24,501	37,798	182,371
Net income (loss) before income taxes	10,936	(147,131)	(135,200)	(5,841,149)	(247,016)	(365,414)	(261,640)	(1,116,497)
Basic and diluted net income (loss) per share	0.00	(0.00)	(0.00)	(0.12)	(0.00)	(0.01)	(0.00)	(0.02)

Results of Operations

Corporate expenses in the quarter ended September 30, 2009 were $151,226 compared to $186,564 in the quarter ended September 30, 2008, a decrease of $35,338.  This decrease is due to the Company’s efforts to reduce costs since the latter part of the previous fiscal year. While almost all corporate costs have decreased, the most notable reductions were in salaries and wages, public relations, office and miscellaneous, and repair and maintenance.  Legal and accounting fees and consulting were the only items to increase significantly.  The Company required more legal services in the current period due to various property agreements being negotiated.

The quarter ended September 30, 2009 had net income of $10,936 compared to a net loss of $365,414 for the quarter ended September 30, 2008, a positive difference of $257,952.  The net income in the current period is due to other current period income and expense items such as a gain on sale of a mineral property of $660,000.  This gain was partially offset by a write of mineral property expenditures of $525,892.  These two items in the current period combined with a loss on the sale of marketable securities of $85,023 in the comparative period account for most of the difference.  A decrease in corporate expenses in the current quarter as noted above also contributed to the positive difference between periods.

Corporate expenses in the nine months ended September 30, 2009 were $474,759 compared to $856,384 in the nine months ended September 30, 2008, a decrease of $381,625.  The Company’s efforts to reduce costs in the latter part of the previous fiscal year in conjunction with a decrease of $153,493 in non-cash compensation charges are the reasons for the overall decrease in corporate expenses.  All other costs, with the exception of amortization and legal and accounting fees, decreased as well.  Besides non-cash compensations charges, the most notable reductions were in salaries and wages, travel and accommodation, public relations, repair and maintenance and rent and utilities.

The net loss for the nine months ended September 30, 2009 was $271,395 compared to $874,070 for the nine months ended September 30, 2008, a decrease of $602,675.  As was the case with the quarterly comparison, a significant positive difference was due to the gain on sale of the Nueva California mineral property, less the write off of the Rubi mineral property in Peru, and much lower corporate expenses.  The comparative period also had a foreign exchange loss instead of a small gain and the loss on sale of marketable securities.

Liquidity and Capital Resources

The Company’s cash and marketable securities decreased from approximately $2.26 million at December 31, 2008 to $2.13 million at September 30, 2009.  Working capital at September 30, 2009 was $2.38 million compared to $2.37 million at December 31, 2008.  The Company’s current working capital slightly increased since the last year end due to the Company receiving 1 million shares of Focus as per the Nueva California property option assignment to Focus.  The Company is holding these shares as marketable securities and as at September 30, 2009 they had a value of $850,000.  Subsequent to September 30, 2009 and through the property agreement with Solomon, the Company also received 500,000 shares in Solomon.  As at November 24, 2009, Solomon’s closing share price was $0.26.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments for a minimum of 12 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  The Company took steps in the latter half of 2008 to reduce operating and exploration expenditures to preserve its capital resources as much as possible until such time that market conditions improve.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the nine month period ended September 30, 2009. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes, corporate bonds, pool fund bonds, common equities and preferred equities. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

As at September 30, 2009, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.  The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at September 30, 2009, cash totalling $293,013 (December 31, 2008 - $270,878) was held in US dollars, $7,117 (December 31, 2008 - $43,630) in Nicaragua Cordoba, $7,819 (December 31, 2008 - $14,268) in Guatemala Quetzal, $7,185 (December 31, 2008 - $7,527) in Mexican Pesos and $1,800 (December 31, 2008 - $1,168) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and marketable securities.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Mineral Properties Expenditures

During the nine months ended September 30, 2009, the Company incurred the following expenditures on its mineral properties:

Nicaragua - $260,763 on exploration, including $100,769 for licences, rights and taxes and $66,395 for geological consulting.

Mexico - $34,277 on exploration, including $11,137 for licences, rights and taxes, $7,170 for legal and accounting, and $6,740 for salaries.

Guatemala - $80,034 on exploration, including $28,989 for salaries, $21,577 for legal and accounting and $7,132 for salaries.

Peru - $62,059 on acquisition costs and $29,227 on exploration, including $21,719 for geological consulting and $6,740 for salaries.  Due to the Company deciding, along with its joint venture partner, to terminate its option in the Rubi property, and the assignment of the Nueva California property option to Focus, the Company wrote off a total $210,566 in acquisition costs and $315,326 in exploration costs.

Canada (Yukon) - $113,563 on acquisition costs and $44,991 on exploration, including $18,624 for geological consulting and $25,202 for transportation and accommodation.

Related Party Transactions

During the nine months ended September 30, 2009, the Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the nine months ended September 30,
	2009	2008
Expenses:
Management fees	$ 45,000	$ 45,000
Consulting	18,661	9,100
Salaries and benefits	43,326	56,577
Mineral property costs:
Geological consulting fees	13,750	174,900
Salaries and benefits	37,687	62,545
	$ 158,424	$ 348,122

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $4,603 (December 31, 2008: $8,401) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $192,321 (December 31, 2008: $168,877) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $18,173 (December 31, 2008: $10,082) payable to officers and Directors of the Company.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at November 26, 2009 is 53,548,488 common shares, and the following incentive stock options are currently outstanding:

No. of Options	Exercise Price	Expiry Date
1,870,000	$0.70	February 21, 2011
835,000	$0.52	April 16, 2012
50,000	$0.62	May 31, 2012
850,000	$0.56	September 5, 2012
665,000	$0.26	May 5, 2013
4,270,000

Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in preparation of the financial statements are consistent with those set forth in note 2 of the consolidated financial statements for the year ended December 31, 2008, except as described in “Changes in Accounting Policies” below. They are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Changes In Accounting Policies

Goodwill and Intangible Assets

Effective for interim and annual financial statements for years beginning on or after October 1, 2008, CICA Handbook Section 3064, Goodwill and Intangible Assets, will replace CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, and results in withdrawal of CICA Handbook Section 3450, Research and Development Costs, EIC-27, Revenues and Expenditures during the Pre-Operating Period and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA Handbook Section 1000, Financial Statement Concepts.  The adoption of this new standard did not have a material impact on the financial statements for the nine months ended September 30, 2009.

Future Accounting Changes

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Sections 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces existing guidance.  Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier adoption permitted.  If the Company chooses to adopt any one of these Sections, the other sections must also be adopted at the same time.  The Company is currently evaluating the impact of the adoption of these new sections on its financial statements.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility, and uncertainty of additional financing.